November 14, 2013

VIA EDGAR

Dominic Minore, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Full Circle Capital Corporation Registration Statement on Form N-2 File No. 333-187207 and 814-00952

Dear Mr. Minore:

On behalf of Full Circle Capital Corporation (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on November 13, 2013 with respect to the Company’s registration statement on Form N-2 (File No. 333-187207), filed with the Commission on March 12, 2013, as amended (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. In addition, attached as an appendix hereto are marked pages and an exhibit to the Registration Statement, reflecting revisions in response to the Staff’s comments.

Prospectus Cover Page

1.	Disclose, if true, that a material amount of the Company’s debt investments have interest rate reset provisions or accrue payment-in-kind (PIK) interest, and briefly discuss the related risks.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that it currently receives all interest payments in the form of cash and does not currently receive PIK interest.

Dominic Minore, Esq.

November 14, 2013

2.	Please disclose that the Company intends to seek shareholder re-approval to sell shares below net asset value per share at the upcoming Special Meeting of Stockholders.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

3.	Please provide a consent from the organization that published the July 2013 Senior Loan Officer Opinion Survey on Bank Lending Practices, or if a consent is not available, remove the reference to such report.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

General

4.	The Division of Investment Management has recently made a number of observations about derivative related disclosure in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillian, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure, if necessary, to describe the Company’s use and risks of derivatives. In the alternative, confirm, in your response letter, that the Prospectus accurately and specifically describes the Company’s use of derivatives in a manner customized to proposed Company operations.

Response: The Company confirms that the Prospectus accurately describes the Company’s use of derivatives in a manner customized to proposed Company operations.

Fee Table

5.	Although an income incentive fee would not be payable to the investment adviser assuming a 5% annual return, please confirm that the Example to the Fee Table nevertheless includes the effect of a 20% income incentive fee on such an assumed annual return.

Response: The Company confirms that the Example includes the effect of a 20% income incentive fee on a 5% annual return.

6.	In footnote (4) to the Fee Table, briefly explain how “gross assets” is converted to “net assets.” Also expand footnote (4) to disclose that, because the base management fee is based on the Company’s gross assets, the Company’s investment adviser may have an incentive to use leverage.

Dominic Minore, Esq.

November 14, 2013

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Risk Factors

7.	Please revise the introductory paragraph of the Risk Factors section to include the statement contained in Item 8.3.a of Form N-2.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

8.	Please confirm that the Assumed Return on Portfolio table and corresponding footnotes include the effect of the issuance of the unsecured notes in June 2013. Please use a negative symbol for each negative number in the table in lieu of parentheses.

Response: The Company confirms that the Assumed Return on Portfolio table and corresponding footnotes include the effect of the issuance of the unsecured notes in June 2013. The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Determination of Net Asset Value

9.	In the event that the Company does not have shareholder authorization to sell shares below its net asset value per share, please revise the disclosure to clarify that any material changes since the most recently disclosed net asset value will be considered by the Board of Directors or an authorized committee thereof in making the determination that the Company is not selling shares below its net asset value per share.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Part C

10.	Please file a form of Articles Supplementary defining the rights of potential preferred stockholders as an exhibit to the Registration Statement.

Response: The Company has included a form of Articles Supplementary defining the rights of potential preferred stockholders as an exhibit to the Registration Statement.

* * * * *

Dominic Minore, Esq.

November 14, 2013

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0515 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ John J. Mahon

John J. Mahon

Cc:	John Stuart, Full Circle Capital Corporation Gregg Felton, Full Circle Capital Corporation Steven Boehm, Sutherland Asbill & Brennan LLP Bradford Sayler, Sutherland Asbill & Brennan LLP

Dominic Minore, Esq.

November 14, 2013

Appendix A

[Marked Pages and Exhibit]